Mail Stop 3561

December 12, 2007

By U.S. Mail and facsimile to (816) 556-2418

Michael J. Chesser
Chairman and Chief Executive Officer
Great Plains Energy Incorporated
1201 Walnut Street
Kansas City, MO 64106

> **Re: Great Plains Energy Incorporated**
> **Definitive 14A**
> **Filed March 19, 2007**
> **File No. 1-32206**

Dear Mr. Chesser:

We have reviewed your response letter dated October 12, 2007 and have the following comment. Please respond to our comment by December 26, 2007 or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

Annual Incentives, page 45

1. We note your response to comment 14 in our letter dated August 21, 2007 and we reissue that comment with respect to future period targets. Please indicate that you will disclose targets for future periods. If you cannot state that you will provide targets for future periods, please indicate whether you believe that disclosure of future period targets for the 2007 proxy statement would cause you competitive harm or that such information is not material.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel

cc: Mark G. English
        General Counsel and Corporate Secretary